EXHIBIT 99.1

Osisko Gold Royalties Corporate Update

MONTREAL, Dec. 04, 2019 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (TSX & NYSE: OR) ("Osisko" or the "Company") announces that Bryan A. Coates will step down as President of the Company effective December 31, 2019 and Sandeep Singh will be appointed President of the Company.

Bryan Coates stepping down as President

Mr. Coates will step down as President of the Company effective December 31, 2019. Mr. Coates has been an important player in the Canadian mining business, and a key contributor in the development of significant mining operations in the province of Québec. Mr. Coates has been President of Osisko since June 2014, a period of exceptional growth for Osisko from a single asset company with a market capitalization of $575 million to a major industry player with a North American focused portfolio of over 135 royalties, streams and precious metal offtakes, and a market capitalization of approximately $1.9 billion. Previously, Mr. Coates was Vice-President, Finance and Chief Financial Officer of Osisko Mining Corporation from 2007 to 2014, as a core part of the team that built the world-class Canadian Malartic Mine. Before joining Osisko, he held senior finance positions at a number of other mining companies.

While stepping down as President of the Company, Mr. Coates will continue to serve Osisko as an advisor for Québec affairs and Québec government relations, and to complete work on specific projects.

Sean Roosen, Chair and CEO noted, "Bryan has been part of the fabric of Osisko since 2007, and has helped the team define, permit, finance, build and operate one of the biggest and best gold mines in Canada. After the sale of Osisko Mining Corporation, his leadership helped build a royalty and streaming platform that has tripled in size in just five years. As a trusted advisor, he will continue to work with us on important Québec projects including Falco and Stornoway and will undoubtedly continue to impact the broader mining sector in many positive ways."

Appointment of Mr. Sandeep Singh as President

Mr. Singh will join the Company as the new President effective December 31, 2019, leaving his role as Managing Partner of Maxit Capital ("Maxit"), a leading financial advisor to the mining sector and a long-time advisor to Osisko.

Mr. Roosen commented: "The addition of Sandeep to our leadership team is an exciting development at Osisko. Sandeep has been our trusted financial advisor for well over a decade, including when we formed Osisko Gold Royalties and is well known and respected within our industry, by our Board, our management team and our stakeholders. A bilingual native of Québec, he has a vision for value creation and profitable, disciplined growth and will continue to help Osisko build our portfolio of assets."

Mr. Singh joins Osisko from Maxit, where he was the co-founder and Managing Partner since its formation in 2013. In his 15 years working as an investment banker, he has advised numerous mining companies and management teams on growth and financing strategies, leading the teams executing the initiatives. As co-founder of Maxit, he was instrumental in building and managing a team of professionals and managing an independent and entrepreneurial and highly successful investment business. Mr. Roosen continued: "I have known and worked closely with Sandeep over the past 15 years and have great respect for his abilities. We have significant initiatives in progress and I am excited about Sandeep's analytical skills, disciplined approach, understanding of complex financing structures, ability to build and foster relationships and general business acumen. I look forward to working with him on our strategic planning, vision and growth, bringing Osisko Gold Royalties to the next level for our shareholders."

Mr. Singh commented: "I am excited to be joining the Osisko team. The high-quality asset base, derived mainly from tier one jurisdictions, is not getting the recognition it deserves. I look forward to working with Sean, the Board and the entire team to unlock the inherent value in the portfolio and continue the work of building a great company. I am honoured to be succeeding Bryan, whom I have worked with very closely on numerous successful transactions over the years. He will be invaluable in his continuing role as an advisor to myself and the Company. I am also incredibly proud of the firm we have created at Maxit, and leave with the certainty that it is in good hands with the partners in place."

Prior to co-founding Maxit, Mr. Singh had over 10 years of experience in investment banking in the mining sector with BMO and Dundee, and was an aerospace engineer with Pratt & Whitney at the beginning of his career. Sandeep has a wide range of M&A advisory and financing transaction experience including advising on some of the most complex and value-creating transactions in the mining sector.

Sandeep holds a Masters of Business Administration degree from Oxford University and a Mechanical Engineering degree from Concordia University.

Resignation of Elif Lévesque, Chief Financial Officer and Vice-President Finance

The Company is also announcing that Elif Lévesque, Chief Financial Officer and Vice President, Finance of Osisko has decided to leave the Company by the end of February 2020, after completion of the Company's annual financial reporting obligations, to pursue other opportunities. As a result, a search for her replacement has been initiated. Elif has been an integral member of the executive management team since Osisko was formed and greatly contributed to its transformation into the fourth largest publicly traded precious metals focused royalty and streaming company in the world.

Mr. Roosen stated: "Elif has been with Osisko for over 10 years. She has been a valued and dedicated member of our team and played an essential role in our growth strategy. We truly wish Elif continued success in the next chapter of her career."

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko's portfolio is anchored by four cornerstone assets, including a 5% NSR royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 19.9% interest in Falco Resources Ltd and a 16.3% interest in Osisko Mining Inc.

Osisko's head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2.

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. These forward-looking statements, by their nature, require the Company to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. In this press release, these forward-looking statements may involve, but are not limited to, comments with respect to the directors and officers of the Company, the transition of the President's office, and the value creation and growth prospects of the Company under the guidance of Mr. Singh. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including that the financial situation of the Company will remain favourable. The Company considers its assumptions to be reasonable based on information currently available, but cautions the reader that its assumptions regarding future events, many of which are beyond the control of the Company, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company and its business.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled "Risk Factors" in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko's issuer profile on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission and available electronically under Osisko's issuer profile on EDGAR (www.sec.gov). The forward-looking information set forth herein reflects Osisko's expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

For further information, please contact Osisko Gold Royalties Ltd:

Sean Roosen
Chair and Chief Executive Officer
Tel. (514) 940-0670
sroosen@osiskogr.com